UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CaesarStone Sdot-Yam Ltd.

File No. 333-179556 - CF#25903

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CaesarStone Sdot-Yam Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on February 16, 2012, as amended.

Based on representations by CaesarStone Sdot-Yam Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through December 31, 2014
Exhibit 10.5	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director